Exhibit 23.1

Vellmer & Chang
C h a r t e r e d A c c o u n t a n t s *

5 05 – 815 Ho rnb y S t reet
Van co uv er, B.C., V6 Z 2 E6
Tel: 6 0 4 - 6 8 7 - 3 7 7 6
Fax : 6 0 4 - 6 8 7 - 3 7 7 8
E-mail: i n f o @ v e l l me r c h a n g . c o m
* d eno tes a f irm o f in co rp o rated
p rof es sion als

Principle Security International, Inc.
Unit B - 2015 Burrard Street
Vancouver, B.C.
V3J 3S2
Canada

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our Independent Registered Public Accounting Firm's Report dated August 23, 2007 relating to the consolidated financial statements of Principle Security International, Inc. as at May 31, 2007, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the ability of the Company to continue as a going concern.

We further consent to the reference to ourselves under the caption "Experts".

Vancouver, Canada August 23, 2007	VELLMER & CHANG Chartered Accountants